Sub-Item 77C: Submission of Matters to a Vote of Security Holders

The Annual Meeting (the Meeting) of the Registrant was held on March 31, 2015 to consider and act upon the following proposal below.

At the Meeting, Ashok N. Bakhru was elected to the Funds Board of Directors as a Class I Trustee. The Funds shareholders voted as follows:

proposal 1
Election of Class 1 Directors Ashok N. Bakhru for 40,210,237.00 Against Withhold 861,968.00 Abstain 0 Broker Non- Votes 0